UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

Victory Park Acquisition Corp. I

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Richard Levy

c/o Victory Park Capital Advisors, LLC

227 West Monroe Street, Suite 3900

Chicago, Illinois 60606

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

April 1, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. None	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSON

Richard Levy

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7) SOLE VOTING POWER
NUMBER OF	5,000,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	5,000,000
WITH
10) SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14)	TYPE OF REPORTING PERSON
IN

Page 3 of 5 Pages

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Victory Park Acquisition Corp. I, a Delaware corporation, whose principal executive offices are located at c/o Victory Park Capital Advisors, LLC, 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606 (the “Issuer”).

Item 2.

  Identity and Background

(a) The name of the reporting person is Richard Levy (the “Reporting Person”).

(b) The business address of the Reporting Person is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is the sole manager of Victory Park Capital Advisors, LLC (“Victory Park Capital”), located at 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On October 31, 2007, Victory Park Master Fund, Ltd., a Cayman Islands  company (the “Fund”) purchased 5,000,000 shares of the Common Stock directly from the Issuer for an aggregate purchase price equal to $12,500.

As of the date hereof, Victory Park Capital manages the Fund and has sole voting and investment control over the shares of Common Stock owned by the Fund.  Accordingly, Victory Park Capital may be deemed to be an indirect beneficial owner of the 5,000,000 shares of Common Stock.  Jacob Capital, LLC (“Jacob Capital”) manages Victory Park Capital and has sole voting and investment control over the shares of Common Stock beneficially owned by Victory Park Capital.  Accordingly, Jacob Capital may be deemed to be an indirect beneficial owner of the 5,000,000 shares of Common Stock.  Richard Levy is the sole member of Jacob Capital, which has sole voting and investment control over the shares of Common Stock beneficially owned by Victory Park Capital.  Accordingly, by virtue of his sole investment and voting control of the securities beneficially owned by Jacob Capital, Mr. Levy may be deemed to be an indirect beneficial owner of the 5,000,000 shares of Common Stock owned by the Fund.

The source of funds used to purchase the securities reported herein was the working capital of the Fund over which the Reporting Person has investment discretion.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment.

Item 5.  Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns an aggregate of 5,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB filed on February 1, 2008.)

Page 4 of 5 Pages

(b)  The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 5,000,000 shares of Common Stock owned by the Reporting Person.

(c)  The 5,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective October 31, 2007.

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000,000 shares of Common Stock owned by the Reporting Person.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to be Filed as Exhibits

None.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2008

/s/ Richard Levy

Richard Levy